UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Top Holding LLC 18455 South Figueroa Street Gardena, California 90248 Attention: Matthias Aydt (424) 276-7616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
121,438,964 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,438,964 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  includes (i) 57,438,376 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)   Based on 324,360,508 shares of Class A Common Stock issued and outstanding as of July 21, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on July 22, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
121,438,964 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,438,964 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 57,438,376 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, and (ii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)   Based on 324,360,508 shares of Class A Common Stock issued and outstanding as of July 21, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on July 22, 2021 filed by the Issuer with the SEC.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
121,438,964 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,438,964 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 57,438,376 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, and (ii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)   Based on 324,360,508 shares of Class A Common Stock issued and outstanding as of July 21, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on July 22, 2021 filed by the Issuer with the SEC.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

This Schedule 13D is being filed jointly by FF Top Holding LLC (“FF Top”), Pacific Technology Holding LLC (“Pacific Technology”) and FF Global Partners LLC (“FF Global”), each a Delaware limited liability company (collectively, the “Reporting Persons”) with respect to (i) the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Issuer”), and (ii) the shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of the Issuer, which are not publicly traded but are convertible at any time, at the option of the holder, into shares of Class A Common Stock.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 1.

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Class A Common Stock of the Issuer.  The address of the principal executive offices of the Issuer is 18455 S. Figueroa Street, Gardena, California 90248. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f).  This Schedule 13D is being filed by the Reporting Persons.  Each of the Reporting Persons is a Delaware limited liability company.

Pacific Technology is the managing member of FF Top, and FF Global is the managing member of Pacific Technology.  FF Global is governed by a board of managers, consisting of eight managers – YT Jia, Matthias Aydt, Jiawei Wang, Tin Mok, Prashant Gulati, Chaoying Deng, Philip Bethell and Carsten Breitfeld. A majority of the board of managers of FF Global is required to approve any actions of FF Global, including actions relating to the voting and disposition of shares of Common Stock by FF Top.

The principal office and business address of each of the Reporting Persons is 18455 S. Figueroa Street, Gardena, California 90248.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

All of the shares of the Issuer’s Class A Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated as of January 27, 2021, as amended by the First Amendment to Agreement and Plan of Merger dated as of February 25, 2021, the Second Amendment to Agreement and Plan of Merger dated as of May 3, 2021 and the Third Amendment to Agreement and Plan of Merger dated as of June 14, 2021 (“Merger Agreement”), by and among PSAC, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”), which, among other things, provides for Merger Sub to be merged with and into FF, with FF continuing as the surviving company and a wholly-owned subsidiary of PSAC. The transactions contemplated by the Merger Agreement (the “Business Combination”) closed on July 21, 2021 (the “Closing”).

Pursuant to the terms of the Merger Agreement, shares of FF beneficially owned by the Reporting Persons immediately prior to the Closing converted into 64,000,588 shares of Class B Common Stock.

Other than the conversion of the FF shares to Class B Common Stock in connection with the Closing, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 37.4% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 324,360,508 shares of Class A Common Stock outstanding as of July 21, 2021 and assumes the conversion of the shares of Class B Common Stock referred to above into shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Transaction Support Agreement

Concurrently with the execution of the Merger Agreement, FF Top entered into a support agreement (the “FF Top Support Agreement”) with PSAC pursuant to which FF Top has agreed, among other things, to approve or vote in favor of the Business Combination, against any action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the transactions contemplated in the Merger Agreement in any material respect, and promptly execute the definitive documents, agreements and filings (including with applicable governmental authorities) related to the Business Combination reasonably required to be executed by FF Top in furtherance of the Business Combination subject to the terms and conditions set forth therein.  Under the FF Top Support Agreement, FF Top has also agreed that, with limited exceptions, prior to the termination of the FF Top Support Agreement, FF Top will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any Claims (as defined in the FF Top Support Agreement) owned by FF Top. The FF Top Support Agreement terminated in connection with the Closing.  See Exhibit 2 to this Schedule 13D.

Voting Agreements

In connection with the Business Combination, FF Top entered into voting agreements with certain other stockholders of FF (collectively, the “Voting Agreements”), pursuant to which each such other stockholder granted FF Top an irrevocable proxy and voting control over their respective shares of FF and, following the Closing, shares of Class A Common Stock on all matters submitted to the vote of the holders of Common Stock.   Further, pursuant to the Voting Agreements, such other stockholders agreed not to vote any of their respective shares of Common Stock, unless it received instructions from FF Top; however, the Voting Agreement with Founding Future Creditors Trust (currently, a 5.9% shareholder of the Issuer) permits such shareholder to withhold its proxy on a particular matter to comply with its fiduciary duties. The Voting Agreements do not cover any shares subsequently transferred in open market transactions. A form of the Voting Agreement is filed as Exhibit 3 to this Schedule 13D.

Shareholder Agreement

Upon the Closing, PSAC and FF Top entered into the Shareholder Agreement, pursuant to which (a) PSAC and FF Top agreed on the initial composition of the Issuer’s board of directors and (b) so long as FF Top beneficially owns shares of issued and outstanding shares of the Issuer common stock representing in excess of 5% voting power, FF Top has the right to nominate a specified number of directors on the Issuer’s board of directors based on FF Top’s voting power of the issued and outstanding the Issuer common stock, a sufficient number of which will be independent such that the Issuer’s board of directors would be comprised of a majority of independent directors assuming the election of the FF Top designees and the other members of the Issuer’s board of directors until the Issuer is a “controlled company” as defined in the rules of the national securities exchange on which the Issuer common stock is listed. FF Top will have the right to nominate a replacement for any of its designees who is not elected or whose board service has terminated prior to the end of such director’s term. So long as the Shareholder Agreement is in effect, any action by the Issuer’s board of directors to increase or decrease the total number of directors comprising the Issuer’s board of directors will require the prior written consent of FF Top and in connection with any increase or decrease in the total number of directors comprising the Issuer’s board of directors, the number of FF Top designees required to be independent will be increased or decreased as may be necessary. FF Top will also have the right for its nominees to serve on each committee of the Issuer’s board of directors proportionate to the number of nominees it has on the Issuer’s board of directors, subject to compliance with applicable law and stock exchange listing rules.  See Exhibit 4 to this Schedule 13D.

Lock-Up Agreement

Upon the Closing, FF Top executed a lock-up agreement, pursuant to which, subject to certain limited exceptions, FF Top agreed not to sell, transfer or take certain other actions with respect to shares of Common Stock held by it for a period of 180 days after the Closing.  See Exhibit 5 to this Schedule 13D.

Registration Rights Agreement

Upon the Closing, FF Top, together with certain other stockholders of the Issuer, executed an Amended and Restated Registration Rights Agreement, pursuant to which such stockholders will be entitled to have registered, in certain circumstances, the resale of shares of Common Stock (and the shares of Common Stock underlying warrants of the Issuer) held by or issued to them at the closing of the Business Combination, subject to the terms and conditions set forth therein. Within 45 days of the Closing, the Issuer is obligated to file a shelf registration statement to register the resale of certain securities and the Issuer is required to use its reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth calendar day following the filing date if the SEC notifies the Issuer that it will “review” the shelf registration statement and (y) the tenth business day after the date the Issuer is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review. Additionally, at any time and from time to time after one year (or 180 days with respect to Season Smart) after the Closing, such stockholders representing a majority-in-interest of the total number of shares of Common Stock issued and outstanding on a fully diluted basis held by the parties to the Registration Rights Agreement (or Season Smart) may make a written demand for registration for resale under the Act of all or part of the shares of Common Stock (and the shares of Common Stock underlying warrants of the Issuer) held by or issued to them at the Closing in an underwritten offering involving gross proceeds of no less than $50,000,000.   The Issuer will not be obligated to effect more than an aggregate of two underwritten offerings per year (or three underwritten offerings per year demanded by Season Smart) and, with respect to Season Smart, such shares of Common Stock do not exceed more than 10% of the outstanding shares of the Issuer. The parties to the Registration Rights Agreement will also be entitled to participate in certain registered offerings by the Issuer, subject to certain limitations and restrictions. The Issuer will be required to pay certain expenses incurred in connection with the exercise of the registration rights under this agreement.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of July 30, 2021, by and among FF Top, Pacific Technology and FF Global.

2
Support Agreement, dated as of January 27, 2021, by and among FF Top, FF Intelligent Mobility Global Holding Ltd., PSAC and the other party thereto (incorporated by reference to Exhibit 10.11 to PSAC’s Registration Statement on Form S-4 (File No. 333-255027) filed on April 5, 2021).

3	Form of Voting Agreement

4
Shareholder Agreement, dated as of July 21, 2021, by and among the Issuer and the stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 22, 2021).

5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 to PSAC’s Registration Statement on Form S-1 (File No. 333-255027) filed on April 5, 2021).

6
Amended and Restated Registration Rights Agreement, dated as of July 21, 2021, by and among the Issuer and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 22, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2021	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member

By:	/s/ Nan Yang
Name:	Nan Yang
Title:	Secretary

Dated: July 30, 2021	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member

By:	/s/ Nan Yang
Name:	Nan Yang
Title:	Secretary

Dated: July 30, 2021	FF GLOBAL PARTNERS LLC

	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary